                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                     Optical Communication Products, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Class A Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  68382T 10 1
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages
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CUSIP NO. 68382T 10 1               13G                        Page 2 of 4 Pages

------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


        Susie L. Nemeti
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [_]
        Not Applicable.
------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION


        United States
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF
                                3,981,149(1)
      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY                   0
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

    REPORTING
                                3,981,149(1)
      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                                0
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,981,149(1)
------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [_]
        Not Applicable.
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


        3.7%(2)
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


        IN
------------------------------------------------------------------------------

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CUSIP NO. 68382T 10 1               13G                        Page 3 of 4 Pages

Item 1  (a) Name of Issuer
                Optical Communication Products, Inc.
        ------------------------------------------------------------------------

        (b) Address of Issuer's Principal Executive Offices
                20961 Knapp Street
        ------------------------------------------------------------------------
                Chatsworth, California 91331
        ------------------------------------------------------------------------

        ------------------------------------------------------------------------

Item 2  (a) Name of Person Filing
                Susie L. Nemeti
        ------------------------------------------------------------------------

        (b) Address of Principal Business Office or, if none, Residence
                20961 Knapp Street
        ------------------------------------------------------------------------
                Chatsworth, California 91331
        ------------------------------------------------------------------------

        ------------------------------------------------------------------------

        (c) Citizenship
                United States
        ------------------------------------------------------------------------

        (d) Title of Class of Securities
                Class A Common Stock, $0.001 par value per share
        ------------------------------------------------------------------------

        (e) CUSIP Number
                68382T 10 1
        ------------------------------------------------------------------------

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:
                Not Applicable.
        ------------------------------------------------------------------------

Item 4. Ownership.

        (a)  Amount beneficially owned:
                                                3,981,149(1)
                                         ---------------------------------------

        (b)  Percent of class:
                                        3.7%(2)
                                ------------------------------------------------

        (c)  Number of shares as to which the person has:

             (i)   Sole power to vote or to direct the vote:
                                                                3,981,149(1)
                                                            --------------------
             (ii)  Shared power to vote or to direct the vote:
                                                                        0
                                                            --------------------
             (iii) Sole power to dispose or to direct the disposition of:
                                                                3,981,149(1)
                                                            --------------------
             (iv)  Shared power to dispose or to direct the disposition of:
                                                                        0
                                                            --------------------

Item 5.  Ownership of Five Percent or Less of a Class.                 [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
                Not Applicable.
        ------------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                Not Applicable.
        ------------------------------------------------------------------------

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CUSIP NO. 68382T 10 1               13G                        Page 4 of 4 Pages

Item 8.  Identification and Classification of Members of the Group.
                Not Applicable.
        ------------------------------------------------------------------------

Item 9.  Notice of Dissolution of a Group
                Not Applicable.
        ------------------------------------------------------------------------

Item 10. Certification
                Not Applicable.
        ------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February 11, 2002
                                              ----------------------------------
                                                            Date

                                                     /s/ Susie L. Nemeti
                                              ----------------------------------
                                                          Signature

                                              Name:   Susie L. Nemeti
                                              Title:  Chief Financial Officer

(1) Included in the number of shares Ms. Nemeti beneficially owns are: (i) 400,000 shares held by Susie Nemeti, as trustee of the Susie Nemeti 2000 Trust dated October 1, 2000, (ii) 400,000 shares of Class A common stock held by the Attila Nemeti 2000 Trust dated October 1, 2000 for which Ms. Nemeti's spouse serves as trustee, (iii) 5,000 shares of Class A common stock held by Ms. Nemeti's son who shares Ms. Nemeti's household and (iv) options to purchase 949,989 shares of Class A common stock, all of which are presently exercisable or exercisable within 60 days of December 31, 2001. Ms. Nemeti has no power to vote or direct the vote or dispose or direct the disposition of any shares of Class A common stock held by the Attila Nemeti 2000 Trust, and Ms. Nemeti expressly disclaims beneficial ownership of all of the shares of common stock held by the Attila Nemeti 2000 Trust and the filing of this Schedule 13G shall not be construed as an admission that Susie Nemeti is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such shares.

(2) Calculated based on (i) 42,032,299 shares of Class A common stock outstanding as of December 31, 2001, (ii) the conversion of 66,000,000 shares of Class B common stock outstanding as of December 31, 2001 into an equivalent number of Class A common stock and (iii) the exercise of all options currently exercisable or exercisable within 60 days of December 31, 2001 held by Ms. Nemeti.